Exhibit B.9: Disclosure regarding code of ethics
CIBC has adopted a Code of Conduct applicable to all its officers and employees, including CIBC’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and Controller. The Code of Conduct meets the definition of a “code of ethics” (as that term is defined in General Instruction B(9)(b) of the General Instructions to Form 40-F). The Code of Conduct is available on CIBC’s website at www.cibc.com. No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2005 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.
In August 2005, CIBC issued a revised Code of Conduct, designed to enhance its visibility and ease of use. The revised Code of Conduct was made available on CIBC’s website within five business days following the date of its adoption. Any further revisions or amendments to the Code of Conduct will be similarly posted on CIBC’s website. All employees, including CIBC’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and Controller are required to complete an annual test and certification regarding the Code of Conduct. The Chief Compliance Officer reports annually to the Corporate Governance Committee of the Board of Directors of CIBC regarding compliance with the Code of Conduct.